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                            February 18, 2022

       Jonathan Awde
       Chief Executive Officer
       JR Resources Corp.
       1588     609 Granville Street
       Vancouver, BC V7Y 1G5

                                                        Re: JR Resources Corp.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-4
                                                            Filed February 15,
2022
                                                            File No. 333-262449

       Dear Mr. Awde:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-4 filed February 15, 2022

       Unaudited Pro Forma Condensed Consolidated Combined Financial
Information
       Unaudited Pro Forma Balance Sheet as at December 31, 2021, page 79

   1. Equity attributable to stockholders of $53,142,597 disclosed here under the column JR
                                                        Resources Corp. is not
consistent with such disclosure of $55,843,107 presented in the historical interim
balance sheet on page F-4. Please revise to include consistent disclosures.
Accordingly, please revise pro forma adjustments and pro forma disclosures as
appropriate.
 Jonathan Awde
FirstName LastNameJonathan Awde
JR Resources Corp.
Comapany18,
February  NameJR
            2022 Resources Corp.
February
Page 2 18, 2022 Page 2
FirstName LastName
Financial Statements
Dakota Territory Resources Corp.
Notes to the Condensed Consolidated Interim Financial Statements December 31, 2021, and
2020
Note 1-Summary of Accounting Policies
Merger Agreement, page F-47

2. Your disclosure indicates that your Form S-4 went effective on February 1, 2022. Please eliminate this disclosure in your next amendment as the Form S-4 has not been declared effective.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact
John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff
Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Richard Raymer